                                      Filed by Pioneer Natural Resources Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                Subject Company:  See List Below
                                                   Commission File No. 333-59094

Company

Parker & Parsley 81-I, Ltd.                                Parker & Parsley 88-A Conv., L.P.
Parker & Parsley 81-II, Ltd.                               Parker & Parsley 88-A, L.P.
Parker & Parsley 82-I, Ltd.                                Parker & Parsley 88-B Conv., L.P.
Parker & Parsley 82-II, Ltd.                               Parker & Parsley 88-B, L.P.
Parker & Parsley 82-III, Ltd.                              Parker & Parsley 88-C Conv., L.P.
Parker & Parsley 83-A, Ltd.                                Parker & Parsley 88-C, L.P.
Parker & Parsley 83-B, Ltd.                                Parker & Parsley Producing Properties 88-A, L.P.
Parker & Parsley 84-A, Ltd.                                Parker & Parsley Private Investment 88, L.P.
Parker & Parsley 85-A, Ltd.                                Parker & Parsley 89-A Conv., L.P.
Parker & Parsley 85-B, Ltd.                                Parker & Parsley 89-A, L.P.
Parker & Parsley Private Investment 85-A, Ltd.             Parker & Parsley 89-B Conv., L.P.
Parker & Parsley Selected 85 Private Investment, Ltd.      Parker & Parsley 89-B, L.P.
Parker & Parsley 86-A, Ltd.                                Parker & Parsley Private Investment 89, L.P.
Parker & Parsley 86-B, Ltd.                                Parker & Parsley 90-A Conv., L.P.
Parker & Parsley 86-C, Ltd.                                Parker & Parsley 90-A, L.P.
Parker & Parsley Private Investment 86, Ltd.               Parker & Parsley 90-B Conv., L.P.
Parker & Parsley 87-A Conv., Ltd.                          Parker & Parsley 90-B, L.P.
Parker & Parsley 87-A, Ltd.                                Parker & Parsley 90-C Conv., L.P.
Parker & Parsley 87-B Conv., Ltd.                          Parker & Parsley 90-C, L.P.
Parker & Parsley 87-B, Ltd.                                Parker & Parsley Private Investment 90, L.P.
Parker & Parsley Producing Properties 87-A, Ltd.           Parker & Parsley 90 Spraberry Private Development, L.P.
Parker & Parsley Producing Properties 87-B, Ltd.           Parker & Parsley 91-A, L.P.
Parker & Parsley Private Investment 87, Ltd.               Parker & Parsley 91-B, L.P.

[PIONEER NATURAL RESOURCES LETTERHEAD]

                                  NEWS RELEASE
--------------------------------------------------------------------------------
                                      INVESTOR RELATIONS CONTACT: (972) 969-3583

                PIONEER SEEKS LIMITED PARTNERS' APPROVAL TO MERGE
                      PARKER & PARSLEY LIMITED PARTNERSHIPS

DALLAS, TEXAS, OCTOBER 19, 2001 -- PIONEER NATURAL RESOURCES COMPANY ("PIONEER")(NYSE:PXD) (TSE:PXD) today announced that on Monday, October 22, 2001, it will mail definitive materials to solicit the approval of limited partners of 46 Parker & Parsley limited partnerships for its previously announced merger proposal. The special meetings of the limited partners to consider and vote on the merger proposal are scheduled for December 20, 2001. The record date to identify the limited partners who are entitled to notice of and to vote at the special meetings was September 21, 2001.

Under the merger proposal, each partnership that approves the proposal will merge with and into Pioneer Natural Resources USA, Inc. ("Pioneer USA"), a wholly owned subsidiary of Pioneer. As a result, the partnership interests of those partnerships will be converted into the right to receive Pioneer common stock. Pioneer is offering $107 million of its common stock in exchange for the combined partnership interests. The number of shares of Pioneer common stock to be issued for the partnership interests of each partnership that approves the proposal will be based on the average closing price of Pioneer common stock for the ten trading days ending December 17, 2001, which is three trading days before the date of the special meeting for the partnership. The amount Pioneer will pay for the partnership interests in each partnership is based on the value of such partnership's reserves and net working capital as of March 31, 2001, less the partnership's pro rata share of estimated expenses of the mergers of all the partnerships and less the cash distribution mailed on July 13, 2001 to the limited partners. The mergers will require the approval of a majority of the limited partners in each partnership (two thirds of the limited partners for two of the partnerships).

If the limited partners of the partnerships approve the mergers, Pioneer will acquire additional working interests in wells predominantly located in the Spraberry field in the Permian Basin of West Texas, a significant core area for Pioneer. The mergers will allow Pioneer to further consolidate Spraberry operations to reduce production costs.

Pioneer USA will consider offers from third parties to purchase any partnership or its assets. Those who wish to make an offer for any partnership must demonstrate to Pioneer USA's reasonable satisfaction their financial ability and willingness to complete such a transaction. Before reviewing non-public information about a partnership or its assets, a third party must enter into a customary confidentiality agreement. Offers should be at prices and on terms that are fair to the partners of the partnership and more favorable to the limited partners than the price and terms that Pioneer has proposed. Persons interested in making an offer should contact Timothy L. Dove or Mark L. Withrow, Board of Directors, Pioneer Natural Resources USA, Inc., 5205 North O'Connor Boulevard, Suite 1400, Irving, Texas 75039 (972-444-9001).

Pioneer is a large independent oil and gas exploration and production company with operations in the United States, Canada, Argentina, South Africa, Gabon and Tunisia. Pioneer's headquarters are in Dallas. For more information, visit Pioneer's website at www.pioneernrc.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

A copy of the proxy statement/prospectus may be obtained without charge upon request from Pioneer Natural Resources Company, 5205 North O'Connor Blvd., Suite 1400, Irving, Texas 75039, Attention: Investor Relations.

INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS OF PIONEER FILED WITH THE SEC BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE PROPOSED MERGERS, INCLUDING INFORMATION ABOUT THE DIRECT AND INDIRECT INTERESTS OF PIONEER USA AND PIONEER IN THE MERGERS. INVESTORS MAY ALSO OBTAIN THE FINAL PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS RELATING TO THE PROPOSED MERGERS FREE THROUGH THE INTERNET WEB SITE THAT THE SEC MAINTAINS AT WWW.SEC.GOV.

Except for historical information contained herein, the statements in this Press Release, including statements as to the expected benefits of the mergers, are forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements and the business prospects of Pioneer Natural Resources Company are subject to a number of risks and uncertainties that may cause Pioneer's actual results in future periods to differ materially from the forward-looking statements. These risks and uncertainties include, among other things, the possibility that the anticipated benefits from the merger cannot be fully realized, the necessity for limited partner approval of the mergers, which the limited partners may withhold in their sole discretion, volatility of oil and gas prices, product supply and demand, competition, government regulation or action, litigation, the costs and results of drilling and operations, Pioneer's ability to replace reserves, implement its business plans, complete its development projects as scheduled, access to and cost of capital, uncertainties about estimates of reserves, quality of technical data, and environmental risks. These and other risks are described in Pioneer's 10-K and 10-Q Reports and other filings with the Securities and Exchange Commission.